KLEIN RETAIL CENTERS, INC.
330 Intertech Parkway, 3rd Floor
Angola, Indiana 46703

November 23, 2010

Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, DC 20549

Re:	Klein Retail Centers, Inc.
Registration Statement on Form S-11
File No. 333-157962

Ms. Garnett:

Klein Retail Centers, Inc. hereby withdraws its current request for acceleration of effectiveness of its registration statement dated November 9, 2010, File no. 333-157962  to be effective as of 3:00 p.m., Wednesday, November 10, 2010.  The Company will refile such request at a later time.

Sincerely, KLEIN RETAIL CENTERS, INC. By /s/ Kenneth Klein President